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UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB Number:3235-0167 Expires:November 30, 2010 Estimated average burden hours per response1.50
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  000-51285

A21, INC.
(Exact name of registrant as specified in its charter)

7660 Centurion Parkway, Jacksonville, Florida 32256; (904)-565-0066
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)            X
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date:      0**

**On January 23, 2009, the United States Bankruptcy Court for the Middle District of Florida – Jacksonville Division confirmed a21, Inc.’s Combined Plan of Liquidation.  Pursuant to the Plan of Liquidation, all of the Company’s shares were cancelled and the Company no longer has any shareholders.

Pursuant to the requirements of the Securities Exchange Act of 1934, a21, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 29, 2009                                                           By:   /s/ R. LADUANE CLIFTON

          R. LaDuane Clifton, Chief Financial Officer

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays
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Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the

Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.